Filed by ATII Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Companies: Archimedes Tech SPAC Partners II Co.

Commission File No. 001-42514

Forge Nano, Inc.

Commission File No. 333-295563

Date: July 29, 2026

On July 29, 2026, SPACInsider published a podcast interview featuring Paul Lichty, Founder and CEO of Forge Nano, Inc. A transcript of the podcast interview is set forth below:

Interviewer: So Paul, I just wanted to start with some of the exciting news you've been able to announce this summer, starting with the launch of your strategic partnership with Samsung SDI. Can you put into perspective how big that is for your plans?

Paul: Yeah, I mean, our view is that is a huge and critical component for both our company and for the U.S. Battery industry is having these types of partnerships with large organizations that have done this before. The manufacturing scale up hurdle, going from thousands or tens of thousands of cells produced per year to hundreds of millions, is something that we've seen a lot of other companies really struggle with. And through this partnership, we're going to be able to lean on their expertise to help eliminate our execution risk here. And so, we couldn't be happier about it. We think it's fairly akin to, like the Tesla Panasonic deal that allowed Tesla to really get up and running and making good products at scale quickly.

Interviewer: And you've also set a date for breaking ground on your North Carolina manufacturing facility. What do the next steps look like at that site, and when are you hoping to open it for real business?

Paul: Yeah, next steps. We've gone through a lot of our design permitting, engineering equipment specification. So, breaking ground is really going to be scraping portion of that lot that doesn't already have a building because we have to expand and build a second building for our formation equipment and then finishing out the insides of that building with our dry rooms, electrical wastewater, all of that. We expect that to take about 18 months. And while we're doing that, we can be ordering and placing our equipment. And then, at that point, 18 months, we expect to be able to turn it on and start doing our early commissioning of those tools.

Interviewer: Right. And could you walk me through a little bit of your journey to this point? You know, I mean, Forge Nano has been making strides on both the battery side and the semiconductor side since your founding in 2021. But what were some of the big turning points there that if sort of gotten you to here?

Paul: Yeah, I mean, we started the company in my garage and we bootstrapped it for about 7 or 8 years. And a lot of that journey was figuring out how to turn what is a revolutionary technology into products and solutions that customers can purchase from you because, as great as any technology is, you don't make money from it until you've turned it into a holistic solution, and that was a big part of our journey. And for myself, just figuring out how to package this as something that solved a customer problem, not just something that we, we had conviction on. We knew and understood that that this manufacturing approach was going to change the world. But how in very exacting details people could engage with it. And then we raised our first capital in 2019, and from there, it's been kind of a continual go to the next scale, validate the technology, work with customers to find product market fit, go to the next scale. Up to this point where we've got our two, main business units making lithium ion batteries, for one, and then selling equipment into the semiconductor industry that make better chips.

Interviewer: Great. And so what are some of the things that your chips and batteries are doing right now in the market?

Paul: Well, we sell, and have had a history of selling batteries into the aerospace and defense communities. So we have launched ourselves up into space. We validated with many different defense organizations and testing organizations for a whole host of applications. On the semiconductor side, ALD because this is a, and I'll just pause real quick, it's atomic layer deposition. It's an atom by atom manufacturing process. So it gives you the highest level of control that can physically be possible. And that is becoming more and more required for the next generation of chips in order to follow Moore's Law, shrinking everything down to where atom level control is absolutely needed. And our big innovation, we didn't develop ALD, we developed ways to scale it and make it manufacturable. So our ALD equipment enables a high amount of precision at very rapid speeds, almost ten times what the industry averages, at very high efficiencies. So we're about, 100 times more efficient with the expensive precursor utilization, and now where that technology can be used, is really broad. It can be dielectrics, it can be interface layers, metalization layers. It can be encapsulation of finished products. We just published an article about our tools and specifically our approach to ALD unlocking these really small, through silicon via coatings that are needed for 3D packaging, which is one of the key challenges to reducing energy and heat for data centers, let's say. And we were able to show about 100x improvement in our ability to conformally coat features that are extremely small that unlocked some pretty big capabilities when we're talking about reducing energy for data centers.

Interviewer: And that gets at some of, you know, what I wanted to get into next, which is also just, through this process, how have you been able to, develop some moats around your specific innovations? Because, as you mentioned, I mean, some of these are some of the biggest problems that a lot of technology companies are trying to sort their way through in their own ways.

Paul: Yeah, I think we we've lucked out in two instances, the first one being in the right time and in the right place. My lab and my co-founders lab at University of Colorado when we were getting our PhDs, was one of maybe a handful of labs around the country that was using this ALD technique to for research purposes. And so we got a lot more experience using different chemistries, applying it to different applications. Then I think the industry itself that grew up out of the semiconductor industry had been introduced to because typically you're solving, a very defined set of problems, and then you're refining it down to very incredible level for the semiconductor industry. And we were able to just shoot from the hip, coat all kinds of things. And that broad experience enabled us to innovate in ways that I don't think the large companies out there or the traditional, material scientists would have been allowed to do. And through that, we've been able to create a number of really high impact patents. We were able to identify other patents that were developed globally with some of these other research institutes that were just sitting there. Because ALD historically has been kind of a process of last resort. When you think about building something atom by atom, it can take a very long time to build any sort of appreciable coating and therefore, if there was any other way to solve the problem you're trying to solve, you would do that instead of ALD. Unlock was our ability to spend that time to think about, all right, this is an amazing manufacturing technique, how can we make it go faster? because that then unlocks its usability for, really all kinds of different industry verticals.

Interviewer: Yeah. And it's interesting, I looking through your materials, you have a slide where you're making the case about, you know, kind of the future of all of this. And particularly as pertains to AI applications, data centers and things like that, and your central thesis that there's going to be a lot more value on the hardware side of some of these next innovations than on the software side, of course, you know, in some of the traditional computing, the cycles we've been through before, you know, the software has attracted a ton of the value, a lot of the attention of the market. But you see it going differently in these coming years. Why is that?

Paul: I think we're already seeing this happen. I think Groq is shifting over and leasing out its compute capacity. I think AI itself is kind of creating a commoditization of the software piece where that used to be the difficult to replicate, high intellect piece AI because it is creating these incredible capabilities is now made that a lot easier. We're seeing a lot more companies capable of making a better, you know, learning algorithm, a better thinking process for their AI. And then just, frankly, leasing this. So I would put it more akin to what happened in servers and the hardware there, and how, you know, AWS became such a monster because they invested in the infrastructure as opposed to the software taking the cake. And that that really boils back down to the cost per compute. And that cost is a function of energy and, and a couple other factors, but primarily energy. So anybody that can make hardware innovations that reduce cost per compute or energy per compute, I think are going to then have the lower spend and then enable a whole host of these different AI agents, different companies that are going to be built off of that platform to do what they want to do at a much cheaper price point. And so that's where it's kind of, and I'm biased because I'm a material scientist. I'm going to say it's time for the material scientists and the hardware guys to shine again. And we're kind of seeing that in the industry with NVIDIA obviously, taking off and some of the big shifts, towards hardware infrastructure, and where people are investing.

Interviewer: Yeah. And beyond the kind of the data center hardware and things like that, you have an interesting relationship with the U.S. government. And that you've been able to gain, some meaningful support in some of your manufacturing plans and things like that. But also they are potentially a very big client on the hardware side for some of these applications in defense and other things. So could you walk through some of the things you have going on with them?

Paul: Yeah, a long time ago, ten plus years ago, when we were searching around for where this technology can have a solution and then what markets are the best beachheads for us, we identified this need from the government side to have these secure supply chains to have high performance products, and really historically, that has been the incubation space for new innovations. They come through the Department of Defense. They come through NASA, they come through different verticals where they can't compromise on performance, and your priorities are performance based, not cost based, because otherwise you get into this chicken and egg issue about high performance products, but you need to scale to get to cost. There's not capital or market interest to overcome that. That's something that, I think, China has done a really amazing job on fixing that catch 22 and just funding companies to get to scale, to get to price. But here in the U.S. and I think the rest of the global economy, focusing on markets that need high performance, more recently markets that need a secure manufacturing base and some of the offshoring themes that have been occurring here in the US especially that has been part of our go to market strategy from very long ago. And even though there is a lot of work to get through the regulatory budget cycles, the change in political parties, I think there is, a bipartisan understanding that we need to have the best products especially for soldiers. And we need to have a secure supply chain that can't be unduly influenced. And that's really part of what we've been, the niche that we've been looking to fill for quite a while now. And where we've had success, you know, our ALD equipment is located in defense fabs making different components for different systems. Our offtake and support from the Department of Energy funding our battery facility to the tune of $100 million. That all kind of goes towards proving out our go to market thesis that this is not just a good place but I think really one of the best markets for a newer technology to really get its legs under it and also provide a big benefit.

Interviewer: And so speaking of some of those government contracts, you know, I mean, it's an interesting time to be in the battery space, as a supplier to the U.S. government because of how some of these things are changing in terms of how the U.S. is trying to get some of that production back here stateside. What have you been seeing and how does that play into your plans with them?

Paul: Yeah, it's almost, been a perfect storm because as I mentioned, we've identified that there's going to be this secure supply chain need for almost a decade now. But in the last several years, we've seen, both at the U.S., push towards onshoring manufacturing, FEOC free supply chains, the recent NDAA language that's going to be moving towards full FEOC and in some cases full U.S. manufacturing requirements. That really helps companies like ours get the infrastructure get the funding in place to be able to supply them, which has been a challenge. And then, on the other end, we have seen restrictions on output of whether it's critical minerals, whether it's technology, or in some cases, actual sanctions. where there are drone companies that have been sanctioned by the CCP and they're not allowed access to the supply chain and the batteries that they were using for their drones. So all of those kind of come to highlight to the industry and the leaders of government that we do need to maintain manufacturing in the U.S., it's an important component of our economy. And I think what we have is the opportunity right now to do what other countries have done to us in the past, which is kind of leapfrog the state of the art. And that's what we believe we represent an ability to not just build out the infrastructure, build out some manufacturing, and be able to make, for instance, lithium ion batteries, but to now take a mature, advanced technology that will ultimately allow us to have a much higher performance product due to our atomic armor technology, which nobody else in the world has access to.

Interviewer: Yeah. And so just looking at the, you know, timeline for everything you're involved in right now, what made you decide that now is the right time for this company to go public? And why ultimately via a SPAC?

Paul: So we are seeing our pipeline growth has been pretty substantial in the last 2 or 3 years, and that's a function of us just getting the product market fit. Right. That's a function of some of the macroeconomic themes around, on the semi side, the AI surge, the infrastructure and hardware build out, and then themes around onshoring and bringing back American manufacturing. And so all of those things have led to us having, you know, more pipeline than we know what to do with and really needing capital because we're ultimately a hardware company needing capital build out the infrastructure to take advantage of those opportunities. So that's, we've been watching the markets, we've been seeing where capital is getting deployed and going this route becoming public … just made a lot of sense. It was the best way for us to raise the capital. We need to achieve the growth that we've already got in our pipeline.

Interviewer: Yeah, and, you know, I guess when you first, you know, came into contact with the Archimedes II team, you don't have to say whether you were being chased by multiple suitors, but, you know, oftentimes in some of these, really exciting technology spaces, that's the case, but what, you know, sort of stood out to you about them and the support that they've been able to give you through this process so far?

Paul: Yeah, we talked to a number of different SPACs and just to really get our head space around what the different teams are, what the deal structures are, and we like the Archimedes team. They already had a track record bringing, another company public. They had a background in tech and a lot of also the West Coast technology companies, and just really seemed, like a professional group that had the company's best interests at heart, and had networks and capabilities that would go beyond just getting the company public. And that's what we really liked. We built relationships with that team. They're very excited about the success of the Company. And it'll be a long term, partnership between us and them going forward.

Interviewer: Yeah. I mean, it seems like they've been able to, you know, work the networks so far in terms of the PIPE capital you've already attached to the deal. I'm curious just how has your engagement with investors been going so far through this? And are you still, you know, open to expanding that PIPE or you've sort of settled on what the structure is going to be probably through to close?

Paul: Yeah. I mean, we we've had great conversations with investors. I said it the other day that the amount of diligence and knowledge that everybody we talked to has is quite a bit larger or they do quite a bit more review of the company before we even have our first discussion with them, which is kind of refreshing. You don't always see that on the private capital side, I'll say. And, we were excited to bring our PIPE partners on. We have with just the PIPE funding we've raised, we've got enough capital to execute on the growth we need to do. So we're likely set in the amount of capital that we're raising on our PIPE. And we're just working now on continuing to communicate our story, get other investors on board. We'll see what happens with redemptions. But that's not, that doesn't tie into our math around the transaction size and what we need to execute on. That's more of a bonus that for our tech and our company. We have lots of different ways to utilize capital to grow existing and even new markets.

Interviewer: But also with this PIPE capital coming in, you know, what can you say about the new investors you're going to be able to bring into this business and your sort of existing investors and how those two groups are going to, sort of, marry as a part of this journey.

Paul: Yeah. We have a little bit of a unique cap table in that our first lead investor on our series A was actually Volkswagen. That was joined by LG Tech Ventures. We have companies like GM, Hanhwa, Samsung, all on our cap table. So we've been very heavy in strategic partners, and we think that speaks to the credibility of the technology being vetted by actual companies that can eventually use this technology that we're developing, and it's something that our new investors and hopefully the public identify as a very well vetted company that has the ability to partner and continue to work with many of these really big blue chip partners that are already on our cap table.

Interviewer: And can you break down, kind of quickly just, the overview of how you view those proceeds being used once you're closed with this deal.

Paul: Yeah. The majority is actually going towards building out our semiconductor tool build capabilities. That's the area where the pipeline has just really exploded as we've gotten past a number of the hurdles required for a new company to do business with a lot of the fabs, especially internationally. And as that's happened and as we are becoming a trusted supplier with a new, better technology, we have to build out our infrastructure around demoing, around construction. We need clean rooms, we need metrology equipment. We need, all kinds of different, expensive items just to be able to play in that market space. And so that's where a lot of it is really going towards the build out of our infrastructure and our manufacturing capabilities, finishing our 300 millimeter platform. So our tools right now are 200 millimeter. Our technology is really well adapted to 300 millimeter, but the biggest hurdle is then you need all the metrology equipment and all the infrastructure around 300 millimeter, which just costs a lot more. So that's where the majority of funds are going. The rest is going towards overhead and operations to bridge us between that build out and then the revenues and breakeven trajectory that we're going to be getting in the next year or so.

Interviewer: Yeah, you know, we always like to point out to our listeners, you know, how not every SPAC deal is the same here. And I found it, interesting that you were talking to a number of different SPACs, through this process and sort of getting a sense and, but I wanted to point out that, among the features of this deal is that a portion of Nano's equity consideration is going to be held to vesting requirements for you executing on some of the things that are coming up. And, I'm just curious your thoughts on that. And, you know, sort of why ultimately this is sort of a structure that you kind of lean towards and how that speaks to the market and all that.

Paul: Yeah, yeah, I mean, I think the SPAC instrument is becoming a more and more important instrument as we get companies that start hitting that scalability threshold and we see the private capital markets just struggling to get conviction around funding some of those things. Even though that is what has driven the American economy for the last several hundred years, is getting capital to build out some of these really great technologies. And so I've always liked the instrument. Now it can be abused and you can bring R&D companies to market, before they're ready. But for companies like ours that are ready to go, we have customers, we have technology, and we're just looking for the capital to get over that, and scaling threshold, I think it's an incredible instrument. And then what we really the other part we really liked is finding a team that knows the process, that can help us walk through going from private to public and helping us avoid any of those pitfalls that a lot of companies can fall into so that at the end of the day, we're public, we're compliant, we've got all the capital we need to execute. Which I think is the better approach for certain companies, not for every company is this going to be the right approach, but for us, it just made a ton of sense.

Interviewer: So I mean, just looking at all of the different things that your technology or hardware is going to be involved in, you know, in these years to come. You mentioned just how many different applications there are potentially for it, I guess, is there anyone in particular that you're sort of most excited about that, like, man, it'd be really cool if this is like a big part of our product line.

Paul: Yeah. I mean, ultimately the reason we started the company, the reason why I get up and I'm excited about it, is because the level of impact that this can have on just about any physical thing you interact with, this really is a change in how manufacturing is done. Akin to, the assembly line innovation or various other innovations that just unlock some really significant performance improvements. And for me personally, obviously energy is a key one between what we do in batteries, what we do in catalysis to even help on the oil and gas side. It's really transformational and can provide a lot of efficiencies. And then, what I'm probably just to your specific question, what I'm probably most excited about coming in the pipeline has to do with pharmaceuticals and vaccines and being able to fine tune the availability of some of these medicines within the body, whether it's improving shelf life or temperature stability, whether it's improving, dosing relevancy within the medically beneficial range because oftentimes when you take a medicine, it spikes really high and that can actually have negative side effects. And then it hits the valuable range and then it goes back down. We can control that much better and do things like creating vaccines where normally you need three doses. We can put that all into a single dose. And the time release is down, you know, has atomic precision. In terms of when it becomes available in the body. So there's all kinds of things that I think on the medicine side, ALD is going to provide a massive impact to the world.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed business combination, ATII Holdings, Inc. (“Pubco”) and Forge Nano, Inc. (“Forge Nano”) have filed documents with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a proxy statement of Archimedes Tech SPAC Partners II Co. (“ATII”) and a prospectus of Pubco, relating to the proposed business combination. After the SEC declares the Registration Statement effective, the Registration Statement will be mailed to ATII’s shareholders in connection with the proposed business combination. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Any vote in respect of resolutions to be proposed at ATII’s extraordinary general meeting to approve the proposed business combination or other responses in relation to the proposed transaction should be made only on the basis of the information contained in the Registration Statement. Investors and security holders may obtain free copies of these documents (as they become available) and other related documents filed with the SEC at the SEC’s website at www.sec.gov or by directing a request to: Archimedes Tech SPAC Partners II Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703.

PARTICIPANTS IN THE SOLICITATION

Each of ATII, Pubco, Forge Nano and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from shareholders of ATII in favor of the proposed business combination. Information about ATII’s directors and officers is set forth in ATII’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 4, 2026 and ATII’s other filings with the SEC. Additional information concerning the interests of ATII’s participants in the solicitation, which may, in some cases, be different than those of ATII’s shareholders generally, is set forth in the Registration Statement relating to the proposed business combination. These documents are available free of charge at the SEC’s web site at www.sec.gov.

NO OFFER OR SOLICITATION

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

FORWARD LOOKING STATEMENTS

This communication includes forward-looking information about, among other topics, the proposed business combination. All statements, other than statements of present or historical fact included in this communication regarding the proposed business combination, ATII’s, Pubco’s and Forge Nano’s ability to consummate the proposed business combination, the benefits of the proposed business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the current expectations and assumptions of ATII’s, Pubco’s and Forge Nano’s management about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, ATII, Pubco and Forge Nano disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication.

ATII, Pubco and Forge Nano caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ATII, Pubco or Forge Nano. Risks and uncertainties include, among other things: (i) risks related to the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) risks related to the outcome of any legal proceedings that may be instituted against ATII, Pubco or Forge Nano following announcement of the transactions; (iii) risks related to the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of ATII, Pubco and Forge Nano, or other conditions to closing in the definitive agreement for the business combination; (iv) the risk that the proposed business combination disrupts ATII’s, Pubco’s or Forge Nano’s current plans and operations as a result of the announcement of the transactions; (v) risks related to Forge Nano’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Forge Nano to grow and manage growth profitably following the proposed business combination; (vi) risks related to costs related to the proposed business combination; (vii) risks related to changes in applicable laws or regulations; (viii) risks related to Forge Nano’s ability to successfully develop and deploy new technologies to address the needs of its customers; (ix) risks related to the effects of competition on Forge Nano’s business, financial condition and results of operations; (x) risks related to the availability and cost of the raw materials necessary for the production of Forge Nano’s products; (xi) risks related to Forge Nano’s ability to meet the specifications and requirements of its customers or adequately provide them with effective support and services; (xii) risks related to delays in the construction and operation of production facilities; (xiii) risks related to intellectual property infringement, data protection, and other losses; (xiv) risks related to the amount of redemption requests made by ATII’s public shareholders; (xv) risks related to Forge Nano’s ability to operate effectively as a public company, including its ability to implement controls and procedures required for public companies following the business combination; (xvi) risks related to changes in domestic and foreign business, market, financial, political and legal conditions; (xvii) risks related to the possibility that ATII, Pubco or Forge Nano may be adversely affected by other economic, business, and/or competitive factors; and (xviii) other risks discussed in ATII’s Annual Report on Form 10-K and that are presented in the Registration Statement. There may be additional risks that ATII, Pubco or Forge Nano presently do not know or that ATII, Pubco or Forge Nano currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed or implied in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in ATII’s periodic filings with the SEC, including ATII’s Annual Report on Form 10-K, and the Registration Statement. These SEC filings are available free of charge on the SEC’s website at www.sec.gov.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of ATII, Pubco and Forge Nano described in the “Risk Factors” and “Forward-Looking Statements” sections of the Registration Statement and other documents filed or to be filed by any of them from time to time with the SEC, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ATII, Pubco and Forge Nano assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. None of ATII, Pubco or Forge Nano gives any assurance that it will achieve its expectations.